FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2005

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

The Quarterly Statement 2005 (January - September) dated 18 October 2005 was published in Hong Kong newspapers on 19 October 2005 and despatched to shareholders on 28 October 2005.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Company Secretary

Date: 31 October 2005

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CLP Holdings Limited (incorporated in Hong Kong with limited liability) (Stock Code : 002)

Quarterly Statement 2005 (January – September)

To Shareholders:

The operations of CLP Holdings Limited (the Company) for the nine months ended 30 September 2005 are summarised below:

Highlights

	9 months ended 30 September
	2005	2004	Increase
Revenue, HK$ million (Note)
Hong Kong electricity business	21,643	20,196	7.2%
Total	28,491	23,234	22.6%

Interim dividends, HK$ per share	1.44	1.35	6.7%

Electricity sold (Hong Kong electricity business), kWh millions
Kowloon and New Territories	22,429	21,843	2.7%
Including sales to the Chinese mainland	25,569	23,844	7.2%

Note:	The Hong Kong Institute of Certified Public Accountants issued a number of new/revised Hong Kong Accounting Standards (HKASs) and Hong Kong Financial Reporting Standards which are effective for accounting periods commencing on or after 1 January 2005. Pursuant to HKAS 1 “Presentation of Financial Statement”, the Group has reclassified the transfers from/to Development Fund and special provision account as adjustments to revenue. The 2004 comparatives are therefore amended in accordance with the requirements.

Hong Kong Electricity Business

The Hong Kong economy continued to expand at a fast pace with GDP growing 6.5% in the first half of 2005. The economy benefited largely from strong export trade, revival of local investment and improved employment. In general, energy savings programmes adopted by some customers and mild weather in some summer months led to a moderate growth in electricity consumption. In the first nine months of the year, local sales of electricity rose by 2.7%. The growth was supported by the Residential Sector and the Commercial Sector as the economy improved. Reflecting effective energy conservation within the government buildings and offices, Infrastructure & Public Services Sector recorded a small growth in the period. Electricity consumed by Manufacturing Sector continued to shrink. A breakdown of the sales growth and percentage of total local sales by sector is as follows:

	Increase/ (Decrease)		% of Total Local Sales
Residential	6.4%		26.9%
Commercial	2.9%		38.3%
Infrastructure & Public Services	0.9%		25.6%
Manufacturing	(3.1%	)	9.2%

Shortage of electricity supply in Guangdong persisted and resulted in strong sales by us to Guangdong Power Grid Corporation. On the other hand, growth in electricity demand from Shekou slowed down, compared to the same period in 2004. Combined sales to the Chinese mainland increased by 56.9% in the nine-month period. Total unit sales, including sales to the Chinese mainland, rose by 7.2% over the same period in 2004.

In June 2005, the Executive Council approved the Financial Plan of our Hong Kong electricity business for the period from January 2005 to September 2008, submitted pursuant to the Scheme of Control Agreement. The approved capital expenditure totalled HK$23.8 billion, will mainly be used for enhancing service quality and reliability through strengthening generation, transmission and distribution systems.

Regional Electricity Businesses

Chinese Mainland

As reported previously, we have obtained the necessary approvals to construct a 1,200MW coal-fired plant at Fangchenggang in Guangxi. CLP has a 70% interest in this project. We have now formed the joint venture company with our partner Guangxi Water & Power Engineering (Group) Co., Ltd. and placed contracts for the supply of major equipment and the main construction works. Work has started on site with a target commissioning date of last quarter 2007 for the first unit.

There is growing pressure to improve environmental performance of fossil-fired power plants in China and tariff incentives are available for the addition of flue gas treatment systems. Our plant at Anshun in Guizhou already has flue gas treatment but we have started a project to upgrade its performance. We are also examining the feasibility of environmental upgrades on units elsewhere.

Asia-Pacific Region

Construction of the BLCP project, a new coal-fired power station in Thailand and in which CLP holds a 50% interest, is progressing well and has achieved the milestone of hydraulic test of the first boiler. Progress is on schedule for commissioning of the first unit next year. In parallel, we are establishing the organisation necessary to operate and maintain the plant, and intensive training activities are underway.

The Ho-Ping power plant in Taiwan, in which CLP holds a 40% interest, has been hit by powerful typhoons several times over the past year. Some damage has been sustained within the coal storage areas, but the units have returned to service within a very short time and continue to operate to high availability according to the terms of the power purchase agreement.

We have put in place a unified management for the merchant energy business in Australia, recently acquired from Singapore Power, and our existing market operations based on Yallourn Energy. The combined business has been renamed TRUenergy and has secured new financing on terms more favourable than either of the separate businesses could have achieved.

On 22 September, CLP signed a Shareholders Agreement with Hydro Tasmania establishing a 50% ownership of Roaring 40s joint venture which will focus on development of wind projects in Australia and Asia Pacific. Following relevant approvals, CLP took up 50% ownership interest in Roaring 40s on 17 October 2005. Roaring 40s currently has 320MW of wind projects in operation and development. It is our intention to use Roaring 40s as a development vehicle for CLP’s renewable business in Asia Pacific, outside the Guangdong and Hong Kong markets.

Dividend

Directors today declared the third interim dividend for 2005 of HK$0.48 per share payable on 15 December 2005 to Shareholders registered as at 5 December 2005. The dividend of HK$0.48 per share (2004: HK$0.45 per share) is payable on the existing 2,408,245,900 shares of HK$5.00 each in issue.

The Register of Shareholders will be closed on 5 December 2005. To rank for this dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:00 p.m. on Friday, 2 December 2005.

The Hon. Sir Michael Kadoorie

Chairman of the Board of Directors

Hong Kong, 18 October 2005

This Statement will be despatched to Shareholders on 28 October 2005 and is also available at the

Corporate Governance or Investor Relations sections on the Company’s website at

www.clpgroup.com.

Non-executive Directors:	The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach,
Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce
and Mr. P. C. Tan

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore,
Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan and Professor Judy Tsui

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and Dr. Y. B. Lee